# UNITED STATES
# SECURITIES AND EXCHANGE COMMISSION
**Washington, D.C. 20549**

# SCHEDULE 13G

**Under the Securities Exchange Act of 1934**

# INTERNACIONAL DE CERAMICA, S.A. DE C.V.
(Name of Issuer)

**Limited Voting Units**
(Title of Class of Securities)

**458847506**
(CUSIP Number)

**March 31, 2004**
(Date of the Event which Requires Filling of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)

[X] Rule 13d-1(c)

[ ] Rule 13d-1(d)


(1) The reminder of this cover page shall be filed out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover gage shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

| 1. | NAME OF REPORTING PERSONS **Roberto Hernández Ramírez** | |
|---|---|---|
| 2. | CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP | (a) ☐ (b) ☐ |
| 3. | SEC USE ONLY | |
| 4. | CITIZENSHIP OR PLACE OF ORGANIZATION **Mexican** | |

| NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH : | | |
|---|---|---|
| | 5. | SOLE VOTING POWER **6,018,534** Limited Voting Units |
| | 6. | SHARED VOTING POWER 0 |
| | 7. | SOLE DISPOSITIVE POWER **6,018,534** Limited Voting Units |
| | 8. | SHARED DISPOSITIVE POWER 0 |

| 9. | AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON **6,018,534** Limited Voting Units | |
|---|---|---|
| 10. | CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES | ☐ |
| 11. | PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 **18.3 %** Limited Voting Units | |
| 12. | TYPE OF REPORTING PERSON **IN** | |

**ITEM 1**

    **(a). Name of Issuer**

        Internacional de Cerámica, S.A. de C.V., a Mexican corporation (the "Issuer").

    **(b). Address of Issuer's Principal Executive Offices**

        The Issuer's principal executive offices are located at Av. Carlos Pacheco #7200, Sector 26, C.P. 31060, Chihuahua, Chih. México.

**ITEM 2**

    **(a). Name of Person Filing**

        Roberto Hernández Ramírez

    **(b). Address of Principal Business Office, or if None, Residence**

```
 Paseo de la Reforma # 398
 Col. Juárez
 06600 México, D.F.
```

    **(c). Citizenship**

        Mexico

    **(d). Title of Class of Securities**

    This statement on Schedule 13G relates to the Issuer's Limited Voting Units (the "Limited Voting Units") each comprised of one share of Series D Dividend Preference Stock and one share of Series L Limited Voting Stock of the Issuer.

    **(e). Cusip Number**

        458847506

**ITEM 3.**     **If this statement is Filed Pursuant to Rule 13d-1 (b), or 13d-2(b) or (c), Check whether the Person Filing is a:**

(a)       [ ]   Broker or dealer registered under Section 15 of the Exchange Act.
(b)       [ ]   Bank as defined in Section 3(a)(6) of the Exchange Act.
(c)       [ ]   Insurance company as defined in Section 3(a)(19) of the Exchange Act.
(d)       [ ]   Investment company registered under Section 8 of the Investment Company Act.
(e)       [ ]   An investment adviser in accordance with Rule 13d-1(b)(ii)(E);
(f)       [ ]   An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g)       [ ]   A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
(h)       [ ]   A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
(i)       [ ]   A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;
(j)       [ ]   Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

**ITEM 4.   Ownership.**

Provide the following information regarding the aggregate number and percentage of class of securities of the issuer identified in Item 1.
(a)   Amount beneficially owned:      6,018,534 Limited Voting Units
(b)   Percent of class:                18.3%
(c)   Number of shares as to which such person has:
         (i)   Sole power to vote or to direct the vote            6,018,534 Limited Voting Units
         (ii)   Shared power to vote or to direct the vote          0
         (iii)   Sole power to dispose or to direct the disposition of      6,018,534 Limited Voting Units
         (iv)   Shared power to dispose or to direct the disposition of      0

**ITEM 5.   Ownership of Five Percent or Less of a Class.**

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities check the following [   ].

**ITEM 6.   Ownership of More than Five Percent on Behalf of Another Person.**

Not Applicable

**ITEM 7.   Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.**

Not Applicable

**ITEM 8.   Identification and Classification of Members of the Group.**

Not Applicable

**ITEM 9.   Notice of Dissolution of Group.**

Not Applicable

**ITEM 10.  Certifications.**

(a)  The following certification shall be included if the statement is filed pursuant to Rule 13d-1(c):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

**Signature**

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 6, 2004
Date

/S/ ROBERTO HERNÁNDEZ RAMÍREZ
Signature

Roberto Hernández Ramírez.
Name